

Mail Stop 4561

August 6, 2008

<u>Via facsimile (253) 540-7389 and U.S. Mail</u>

Mr. Perry H. Rod
P.O. Box 17161
Encino, CA 91416

Mr. Thomas Sailors
5342 Glenwick Lane
Dallas, TX 75209

Mr. Kavan P. Singh
655 Old Riverwoods Lane
Chesterfield, MO 63017

   Re: **Napster, Inc.**
      Preliminary Proxy Statement by Perry H. Rod, Thomas Sailors, et. al.
      Filed July 29, 2008
      File No. 000-32373

Dear Messers Rod, Sailors and Singh:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Please revise to state the approximate date on which the proxy statement will be sent to security holders. Refer to Item 1(b) of Schedule 14A.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example, your statements that:

   •   "[i]nvestors are increasingly concerned about ever advancing executive compensation that sometimes appears to be insufficiently aligned with the creation of shareholder value[;]" and

   •   "[a] recent SEC rule, which received record support from investors, requires companies to disclose additional information about compensation and perquisites for top executives."

Proposal 4 – Stockholder Proposal on Napster's Shareholder Rights Plan, page 6

3.   In future proxy soliciting materials, briefly describe the rights plan rather than simply referring to it as a "shareholder rights plan".

Proposal 5 – Stockholder Proposal Regarding Majority Voting for Election to the Board of Directors, page 7

4.   You state, "[f]or purposes of this Section, a majority of the votes cast means that the number of shares voted 'for' a director must exceed the number of votes that are cast 'against' that director or are 'withheld' from a vote in authority to vote that director." Please clarify your statement "in authority to vote that director."

What is a quorum, and why is it necessary, page 13

5.   We note that you state that abstentions and non-votes will have no effect on the election of directors. Please revise to clarify how they will have "no effect" and disclose the treatment and effect of abstentions and broker non-votes as to each matter to be voted upon, or you may refer to the company's proxy statement pursuant to Rule 14a-5(c). Refer to Item 21(b) of Schedule 14A.

Information Regarding Participants in this Solicitation, page 15

6.   Please revise your disclosure in future filings to state that Mr. Perry H. Rod, Mr. Thomas Sailors and Mr. Kavan P. Singh <u>are</u> participants in the solicitation, instead of stating they <u>may be deemed</u> to be participants. Refer to Instruction 3 to Item 4 of Schedule 14A.

7.   Revise to indicate, if true, that each of the participants, as nominees, has consented to being named in the proxy statement. See Rule 14a-4(d) of Regulation 14A.

Proxy Solicitation and Expenses, page 15

8.   We note that Okapi Partners may solicit proxies over the Internet. Tell us whether Okapi Partners will conduct Internet voting on your behalf.

Information about Napster, page 16

9.   The nominees are participants in this solicitation and therefore are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer in this section.

* * * * *

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Direct any questions to Michael F. Johnson at (202) 551-3477 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions